SEC FILE NUMBER: 001-35147

CUSIP NUMBER: 759892201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K       ☒ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

Renren Inc.

Full Name of Registrant

Former Name if Applicable

5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District

Address of Principal Executive Office (Street and Number)

Beijing 100016 The People’s Republic of China

City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Renren Inc. (the “Company”) was unable to file its Annual Report on Form 20-F for the period ended December 31, 2019 on a timely basis because the Company was unable, without unreasonable effort or expense, to complete its financial data within the prescribed period. The Company anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV ─ OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cynthia Liu	+86-10	8448-1818
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant decrease in its revenues of around 30% from the year ended December 31, 2018 to the year ended December 31, 2019. The decrease in anticipated revenues was primarily due to a decrease in the overall inventory scales in the Kaixin used automobile business and the restructuring of dealerships that led to interruption of business operations in some locations during 2019.

The Company faces uncertainty regarding the adequacy of its liquidity and capital resources. The uncertainty related to the Company's liquidity and capital resources raises substantial doubt about the Company's ability to continue as a going concern, and the Company currently anticipates that the financial statements will include disclosure to express substantial doubt about the Company's ability to continue as a going concern as of the year ended December 31, 2019.

Based on currently available information, the Company expects to report material weaknesses in the Company's internal control over financial reporting relating to (1) inadequate controls designed over the accounting of significant and complex transactions to ensure that those transactions are properly accounted for in accordance with U.S. GAAP, (2) lack of an effective continuous risk assessment process to identify and assess the financial reporting risks, and (3) lack of evaluations to ascertain whether the components of internal control are present and functioning.

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Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our ability to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Renren Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 12, 2020	By:	/s/ Joseph Chen
		Name:	Joseph Chen
		Title:	Chairman and Chief Executive Officer

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